

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

John Shinn
General Counsel
Rambus Inc.
4453 North First Street, Suite 100
San Jose, CA 95134

> **Re:** **Rambus Inc.**
> **Form 10-Q Filed November 6, 2020**
> **Exhibit 10.1**
> **File No. 000-22339**

Dear Mr. Shinn,

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance